MTU Aero Engines

2007 JUL 20 P 1:16

BY COURIER

US Securities and Exchange Comm[redacted]
Division of Corporation Finance
Office of International Corporate F
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549

07025426

SUPPL

München, 12.07.2007

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

PROCESSED
JUL 25 2007
THOMSON
FINANCIAL

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

a) Notification of securities transactions by a member of the management board, dated June 28, 2007

b) Notification of securities transactions by a member of the management board, dated July 5, 2007

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.

MTU Aero Engines Holding AG
Postfach 50 06 40
80976 München · Deutschland
Lieferanschrift:
Dachauer Straße 665
80995 München · Deutschland
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Sitz der Gesellschaft:
München
Handelsregister:
München, HRB Nr. 157206
Steuer-Nr.: 143/103/20073
USt-IdNr.: DE 814400965

Bankverbindung:
Deutsche Bank AG, München
Bankleitzahl: 700 700 10
Konto-Nr.: 194 13 01

Vorstand:
Udo Stark, Vorsitzender
Bernd Kessler
Dr. Rainer Martens
Reiner Winkler
Vorsitzender des Aufsichtsrats:
Johannes P. Huth

Directors' Dealings

Durch das am 30.10.2004 in Kraft getretene Anlegerschutzverbesserungsgesetz (AnsVG) wurde der §15a des Wertpapier-handelsgesetzes (WpHG) neu gefasst und deutlich erweitert. Entsprechend der Neuregelung ist jeder durch eine Person mit Führungsaufgaben bei der MTU Aero Engines Holding AG getätigte Kauf oder Verkauf von Aktien der MTU Aero Engines Holding AG durch die Gesellschaft zu veröffentlichen, wenn der Gesamtwert der Transaktion(en) 5.000 EUR bis zum Ende des Kalenderjahres erreicht. Die Meldung hierzu hat innerhalb von 5 Werktagen zu erfolgen. Zudem ist eine Meldung innerhalb dieser Frist an die Bundesanstalt für Finanzdienstleistungaufsicht (BaFin) zu senden. Die Meldepflicht bezieht sich über die Person mit Führungsaufgaben hinaus auch auf mit dieser Person in enger Beziehung stehenden Personen (Ehepartner oder eingetragene Lebenspartner, unterhaltspflichtige Kinder und andere Verwandte, wenn diese seit mindestens 12 Monaten in deren Haushalt leben, sowie juristische Personen, soweit diese von einer der oben genannten Personen kontrolliert werden).

Weitere Informationen finden Sie auf den Internetseiten der Bundesanstalt für Finanzdienstleistungsaufsicht BaFin:

www.bafin.de

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Jahr 2007

Datum	Name	Anzahl Aktien	WphG-Mitteilung / DGAP
05.07.2007	Udo Stark Vermögensverwaltungs KG	3.773	pdf.-Datei
28.06.2007	Udo Stark Vermögensverwaltungs KG	3.773	pdf.-Datei
28.06.2007	Michael Keller	1.881	pdf.-Datei
27.06.2007	Bernd Kessler	9.443	pdf.-Datei
27.06.2007	Reiner Winkler	8.796	pdf.-Datei
27.06.2007	Udo Stark	9.443	pdf.-Datei
25.06.2007	Udo Stark Vermögensverwaltungs KG	3.773	pdf.-Datei
22.06.2007	Udo Stark Vermögensverwaltungs	25.000	pdf.-Datei

FISCHER, Christiane

Von: FERINO, Petra
Gesendet: Mittwoch, 4. Juli 2007 17:28
An: HEINLE, Claudia; FISCHER, Christiane
Betreff: WG: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

Mit freundlichen Grüßen

Petra Ferino
MTU Aero Engines GmbH
Sekretariat AR
Dachauer Str. 665
80995 Muenchen
Germany

Tel +49 (0)89 14 89-62 30
Fax +49 (0)89 14 89-5814
mailto:petra.ferino@muc.mtu.de
http://www.mtu.de

Von: newsroom@dgap.de [mailto:newsroom@dgap.de]
Gesendet: Mittwoch, 4. Juli 2007 17:27
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Director's-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

Angaben zum Mitteilungspflichtigen
Firma: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person mit Führungsaufgabe welche die Mitteilungspflicht der juristischen Person auslöst
Angaben zur Person mit Führungsaufgaben
Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: Aktie
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 28.06.2007
Kurs/Preis: 48,9866
Währung: EUR
Stückzahl: 3773,00
Gesamtvolumen: 184826,44
Ort: außerbörslich

Zu veröffentlichende Erlä uterung:

Es handelt sich um die Ausführung einer der wöchentlichen Tranchen des mit DGAP-Meldung vom 19.6.2007 veröffentlichten bedingten Verkaufs vom 14.6.2007.

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 04.07.2007

ID 2782

Ende der Mitteilung

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

	Verbreitungsystem	Einspeisung
	Bloomberg	04.07.2007 17:25
	Reuters	04.07.2007 17:25
vwd:	vwd	04.07.2007 17:25

Auswahl aus dem deutschen Medienbündel:

	Medium	Zuleitung
	Dow Jones	04.07.2007 17:25
	dpa-afx	04.07.2007 17:25
	dgap.de	04.07.2007 17:25
	FTD	04.07.2007 17:25

Europäsiche Medien:

	Land	Medium	Zuleitung
	Belgien	L'Echo	04.07.2007 17:25
	Belgien	De Tijd	04.07.2007 17:25
	Belgien	Belga	04.07.2007 17:25
	Bulgarien	Pari	04.07.2007 17:25
	Bulgarien	econ.bg	04.07.2007 17:25
	Bulgarien	BTA	04.07.2007 17:25
	Dänemark	Borsen	04.07.2007 17:25
	Dänemark	ErhvervsBladet	04.07.2007 17:25

Estland	Postimees	04.07.2007 17:25
Estland	Eesti Ekspress	04.07.2007 17:25
Estland/Lettland/Litauen	BNS	04.07.2007 17:25
Finnland	Kauppalehti Oy	04.07.2007 17:25
Finnland	Helsingin Sanomat	04.07.2007 17:25
Frankreich	Les Echos	04.07.2007 17:25
Frankreich	boursier.com	04.07.2007 17:25
Frankreich	AFP	04.07.2007 17:25
Griechenland	Express	04.07.2007 17:25
Griechenland	Reporter.gr	04.07.2007 17:25
Griechenland	ANA	04.07.2007 17:25
Großbritannien	The Financial Times	04.07.2007 17:25
Großbritannien	FT.com	04.07.2007 17:25
Großbritannien/Irland	Press Association	04.07.2007 17:25
Irland	Irish Independent	04.07.2007 17:25
Irland	The Irish Times	04.07.2007 17:25
Island	Vidskiptabladid	04.07.2007 17:25
Island	mbl.is	04.07.2007 17:25
Italien	Il Sole 24 Ore	04.07.2007 17:25
Italien	AGI	04.07.2007 17:25
Kroatien	Poslovni dnevnik	04.07.2007 17:25
Kroatien	Banka magazine	04.07.2007 17:25
Kroatien	Hina	04.07.2007 17:25
Lettland	Dienas Bizness	04.07.2007 17:25

Lettland	FinanceNet	04.07.2007 17:25
Liechtenstein	Liechtensteiner Volksblatt	04.07.2007 17:25
Liechtenstein	Radio Liechtenstein	04.07.2007 17:25
Litauen	Verslo Zinios	04.07.2007 17:25
Luxemburg	Luxemburger Wort	04.07.2007 17:25
Luxemburg	wort.lu	04.07.2007 17:25
Malta	Independent	04.07.2007 17:25
Malta	The Times of Malta	04.07.2007 17:25
Niederlande	Financieele Dagblad	04.07.2007 17:25
Niederlande	IEX.nl	04.07.2007 17:25
Niederlande	ANP	04.07.2007 17:25
Norwegen	aftenposten.no	04.07.2007 17:25
Norwegen	Aftenposten	04.07.2007 17:25
Norwegen	NTB	04.07.2007 17:25
Polen	Gazeta Prawna	04.07.2007 17:25
Polen	Parkiet	04.07.2007 17:25
Polen	PAP	04.07.2007 17:25
Portugal	Expresso	04.07.2007 17:25
Portugal	Lusa	04.07.2007 17:25
Portugal	Diario Economico	04.07.2007 17:25
Rumänien	Capital	04.07.2007 17:25
Rumänien	Ziarul financiar	04.07.2007 17:25
Rumänien	Rompres	04.07.2007 17:25
Schweden	Dagens Industri	04.07.2007 17:25

Schweden	e24	04.07.2007 17:25
Schweiz	AWP	04.07.2007 17:25
Schweiz	Finanz und Wirtschaft	04.07.2007 17:25
Schweiz	finanzinfo.ch	04.07.2007 17:25
Skandinavien / Baltikum	OMX Group	04.07.2007 17:25
Slowakei	Hospodarske noviny	04.07.2007 17:25
Slowakei	oPeniazoch	04.07.2007 17:25
Slowakei	TASR	04.07.2007 17:25
Slowenien	Finance	04.07.2007 17:25
Slowenien	Kapital (not daily)	04.07.2007 17:25
Slowenien	STA	04.07.2007 17:25
Spanien	La Gacetta	04.07.2007 17:25
Spanien	CincoDias	04.07.2007 17:25
Spanien	EFE	04.07.2007 17:25
Tschechische Republik	Hospodarske Noviny	04.07.2007 17:25
Tschechische Republik	hn.ihned.cz	04.07.2007 17:25
Tschechische Republik	CTK	04.07.2007 17:25
Ungarn	MTI	04.07.2007 17:25
Ungarn	magyartokepiac.hu	04.07.2007 17:25
Ungarn	Magyar Tokepiac	04.07.2007 17:25
Zypern	xak.com	04.07.2007 17:25
Zypern	CNA	04.07.2007 17:25
Zypern	Financial Mirror	04.07.2007 17:25
Österreich	WirtschaftsBlatt	04.07.2007 17:25

Österreich	wirtschaftsblatt.at	04.07.2007 17:25
Österreich	APA	04.07.2007 17:25

Von: FERINO, Petra
Gesendet: Mittwoch, 11. Juli 2007 17:14
An: HEINLE, Claudia; FISCHER, Christiane
Betreff: WG: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

Mit freundlichen Grüßen

Petra Ferino
MTU Aero Engines GmbH
Sekretariat AR
Dachauer Str. 665
80995 Muenchen
Germany

Tel +49 (0)89 14 89-62 30
Fax +49 (0)89 14 89-5814
mailto:petra.ferino@muc.mtu.de
http://www.mtu.de

Von: newsroom@dgap.de [mailto:newsroom@dgap.de]
Gesendet: Mittwoch, 11. Juli 2007 17:12
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory.AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Director's-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Firma: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person mit Führungsaufgabe welche die Mitteilungspflicht der juristischen Person auslöst
Angaben zur Person mit Führungsaufgaben
Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: Aktie
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 05.07.2007
Kurs/Preis: 48,9866
Währung: EUR
Stückzahl: 3773,00
Gesamtvolumen: 184826,44
Ort: außerbörslich

Zu veröffentlichende Erlä uterung:

Es handelt sich um die Ausführung einer der wöchentlichen Tranchen des mit DGAP-Meldung vom 19.06.2007 veröffentlichten bedingten Verkaufs vom 14.06.2007.

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 11.07.2007

ID 2811

-

Ende der Mitteilung

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungsystem	Einspeisung
Bloomberg	11.07.2007 17:10
Reuters	11.07.2007 17:10
vwd	11.07.2007 17:10

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	11.07.2007 17:10
dpa-afx	11.07.2007 17:10
dgap.de	11.07.2007 17:10
FTD	11.07.2007 17:10

Europäsiche Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	11.07.2007 17:10
Belgien	De Tijd	11.07.2007 17:10
Belgien	Belga	11.07.2007 17:10
Bulgarien	Pari	11.07.2007 17:10
Bulgarien	econ.bg	11.07.2007 17:10
Bulgarien	BTA	11.07.2007 17:10
Dänemark	Borsen	11.07.2007 17:10
Dänemark	ErhvervsBladet	11.07.2007 17:10

	Estland	Postimees	11.07.2007 17:10
	Estland	Eesti Ekspress	11.07.2007 17:10
	Estland/Lettland/Litauen	BNS	11.07.2007 17:10
	Finnland	Kauppalehti Oy	11.07.2007 17:10
	Finnland	Helsingin Sanomat	11.07.2007 17:10
	Frankreich	Les Echos	11.07.2007 17:10
	Frankreich	boursier.com	11.07.2007 17:10
	Frankreich	AFP	11.07.2007 17:10
	Griechenland	Express	11.07.2007 17:10
	Griechenland	Reporter.gr	11.07.2007 17:10
	Griechenland	ANA	11.07.2007 17:10
	Großbritannien	The Financial Times	11.07.2007 17:10
	Großbritannien	FT.com	11.07.2007 17:10
	Großbritannien/Irland	Press Association	11.07.2007 17:10
	Irland	Irish Independent	11.07.2007 17:10
	Irland	The Irish Times	11.07.2007 17:10
	Island	Vidskiptabladid	11.07.2007 17:10
	Island	mbl.is	11.07.2007 17:10
	Italien	Il Sole 24 Ore	11.07.2007 17:10
	Italien	AGI	11.07.2007 17:10
	Kroatien	Poslovni dnevnik	11.07.2007 17:10
	Kroatien	Banka magazine	11.07.2007 17:10
	Kroatien	Hina	11.07.2007 17:10
	Lettland	Dienas Bizness	11.07.2007 17:10

Lettland	FinanceNet	11.07.2007 17:10
Liechtenstein	Liechtensteiner Volksblatt	11.07.2007 17:10
Liechtenstein	Radio Liechtenstein	11.07.2007 17:10
Litauen	Verslo Zinios	11.07.2007 17:10
Luxemburg	Luxemburger Wort	11.07.2007 17:10
Luxemburg	wort.lu	11.07.2007 17:10
Malta	Independent	11.07.2007 17:10
Malta	The Times of Malta	11.07.2007 17:10
Niederlande	Financieele Dagblad	11.07.2007 17:10
Niederlande	IEX.nl	11.07.2007 17:10
Niederlande	ANP	11.07.2007 17:10
Norwegen	aftenposten.no	11.07.2007 17:10
Norwegen	Aftenposten	11.07.2007 17:10
Norwegen	NTB	11.07.2007 17:10
Polen	Gazeta Prawna	11.07.2007 17:10
Polen	Parkiet	11.07.2007 17:10
Polen	PAP	11.07.2007 17:10
Portugal	Expresso	11.07.2007 17:10
Portugal	Lusa	11.07.2007 17:10
Portugal	Diario Economico	11.07.2007 17:10
Rumänien	Capital	11.07.2007 17:10
Rumänien	Ziarul financiar	11.07.2007 17:10
Rumänien	Rompres	11.07.2007 17:10
Schweden	Dagens Industri	11.07.2007 17:10

Schweden	e24	11.07.2007 17:10
Schweiz	AWP	11.07.2007 17:10
Schweiz	Finanz und Wirtschaft	11.07.2007 17:10
Schweiz	finanzinfo.ch	11.07.2007 17:10
Skandinavien / Baltikum	OMX Group	11.07.2007 17:10
Slowakei	Hospodarske noviny	11.07.2007 17:10
Slowakei	oPeniazoch	11.07.2007 17:10
Slowakei	TASR	11.07.2007 17:10
Slowenien	Finance	11.07.2007 17:10
Slowenien	Kapital (not daily)	11.07.2007 17:10
Slowenien	STA	11.07.2007 17:10
Spanien	La Gacetta	11.07.2007 17:10
Spanien	CincoDias	11.07.2007 17:10
Spanien	EFE	11.07.2007 17:10
Tschechische Republik	Hospodarske Noviny	11.07.2007 17:10
Tschechische Republik	hn.ihned.cz	11.07.2007 17:10
Tschechische Republik	CTK	11.07.2007 17:10
Ungarn	MTI	11.07.2007 17:10
Ungarn	magyartokepiac.hu	11.07.2007 17:10
Ungarn	Magyar Tokepiac	11.07.2007 17:10
Zypern	xak.com	11.07.2007 17:10
Zypern	CNA	11.07.2007 17:10
Zypern	Financial Mirror	11.07.2007 17:10
Österreich	WirtschaftsBlatt	11.07.2007 17:10

	Österreich	wirtschaftsblatt.at	11.07.2007 17:10
	Österreich	APA	11.07.2007 17:10

END